Exhibit 99.P

PROMISSORY NOTE

$14,000,000.00	Dated as of: September 16, 2011

For value received, GREEN PLAINS RENEWABLE ENERGY, INC., an Iowa corporation (the “Debtor”), agrees to pay to the order of GREENSTAR NORTH AMERICA HOLDINGS INC., a Delaware corporation (“Greenstar”), the principal sum of Fourteen Million and 00/100 U.S. Dollars ($14,000,000.00) together with interest thereon as specified herein, all of which shall be due and payable on either (i) November 15, 2011 or (ii) December 15, 2011, with such date to be determined by Debtor in its sole discretion (the “Due Date”).  If Debtor selects December 15, 2011 as the Due Date, then and only then, shall interest accrue on the principal amount of this Note at a rate of Three Percent (3.0%) per annum for the period beginning on the date of this Note and ending on the earlier of (i) when the outstanding balance due hereunder is zero ($0.00), or (ii) December 15, 2011.

This Promissory Note (the “Note) is delivered pursuant to Section 4(c) of that certain Stock Repurchase Agreement by and between Greenstar and Debtor (the “Repurchase Agreement”) and will be secured by that certain Assignment and Pledge of Stock dated on or about the date herewith (“Assignment”) executed by Debtor in favor of Greenstar pledging certain shares of treasury stock of Debtor.  Greenstar is not required, but may choose at its sole discretion, to rely on any security granted to it for the payment of this Promissory Note in the case of default, but may proceed directly against the Debtor.

In addition to exercising any rights Greenstar has been granted by Debtor under the Assignment, Debtor, as evidenced by its signature below, authorizes Greenstar to seek any other legal means of collection if Debtor is in default of this Note.

If Debtor fails to pay the principal and accrued interest, if applicable, on this Note in full on or before the selected Due Date (an “Event of Default”) then this Note and all of the obligations hereunder shall become due immediately.

The whole or part of the principal due hereunder may be prepaid at any time without penalty provided there exists at the time of prepayment no default hereunder.  Payments shall be applied first to the payment of any fees, expenses or past due amounts owing by the Debtor to Greenstar, second to interest accrued on the unpaid principal balance, if applicable, and third to the principal balance.

Except as expressly set forth herein, the Debtor hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of this Note.  If an Event of Default occurs, Greenstar shall be entitled to recover from Debtor all reasonable costs and expenses of collection of the Greenstar, including court costs and reasonable attorney's fees, in the event collection procedures are commenced by the Greenstar in accordance with the terms of this Note or the Assignment after any amount hereunder becomes due and payable.

If any provision of this Note is deemed by any court, having jurisdiction thereon to be invalid or unenforceable, the balance of this Note shall remain in effect; if any provision of this Note is deemed by any such court to be unenforceable because such provision is too broad in scope, such provision shall be construed to be limited in scope to the extent such court shall deem necessary to make it enforceable; and if any provision is deemed inapplicable by any such court to any person or circumstances, it shall nevertheless be construed to apply to all other persons and circumstances.

No delay or omission on the part of Greenstar in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.  No waiver of any right shall be effective unless in writing and signed by the Greenstar nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion.

This Note shall only be amended if such amendment is agreed to by both Debtor and Greenstar, in writing, and executed by both Debtor and Greenstar.

This Note shall be governed by and construed in accordance with the laws of the State of Iowa, without regard to its rules of conflict of laws.

GREEN PLAINS RENEWABLE ENERGY, INC.

By:	/s/ MICHELLE MAPES
Name:	Michelle Mapes
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date as of: September 16, 2011